SCHEDULE 13G
International Game
Technology
Common Stock $.000625 par
value


Cusip #: 459-902-10-2
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,444,700
Item 7:  -0-
Item 8:  5,444,700
Item 9:  5,444,700
Item 11: 5.0%
Item 12: IA


Cusip #  459-902-10-2
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  3,252,500
Item 7:  -0-
Item 8:  3,252,500
Item 9:  3,252,500
Item 11: 3.0%
Item 12: IA


Cusip #  459-902-10-2
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  8,697,200
Item 7:  -0-
Item 8:  8,697,200
Item 9:  8,697,200
Item 11: 8.0%
Item 12: IN


Item 1(a) International Game
Technology

Item 1(b) 9295 Prototype
Drive, Reno, Nevada 89511

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.
Item 2(d) Common Stock
$.000625 par value.

Item 2(e) 459-902-10-2

Item 3 TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4  Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5  Not applicable

Item 6  Not applicable

Item 7  Not applicable

Item 8  Not applicable

Item 9  Not applicable

Item 10  By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.


February 12, 1999


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G
for Kohl's
Corp. 2/7/95

AGREEMENT
The undersigned agree that
this Schedule 13G dated
February 12, 1999 relating
to shares of common stock of
International Game
Technology shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G
for Kohl's Corp. 2/7/95